SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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SAPIENS INTERNATIONAL ENGAGES TOP GLOBAL INSURANCE EXECUTIVES

International Advisory Board to Provide Additional Strategic Vision and Insight for Business Development

RESEARCH TRIANGLE PARK, N.C. – October 5, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced the creation of an International Advisory Board comprised of Insurance Industry leaders to provide valuable insight to enhance Sapiens’ position within the insurance solutions market.

The advisory board is headed by industry veteran and former director of Marsh & McLennan Companies Inc., Rob White-Cooper.  The advisory board members’ extensive experience spans all sectors of the insurance market from Property, Casualty and Reinsurance to Life and Pensions, and has a global perspective primarily in North America, UK and Europe. The members of the advisory board are:

Rob White-Cooper. Former director of Marsh & McLennan Companies, Inc. Prior to his election in 1998, White-Cooper was Chief Executive Officer of Sedgwick Group plc, which merged with Marsh & McLennan that year. He is a Past President of the Insurance Institute in London.

Kaj Ahlmann.  Former Chairman and Chief Executive Officer of GE ERC.  Ahlmann joined GE ERC in 1988 through its acquisition of Nordisk Re, where he was head of European operations.

Rudolf Kellenberger.  Deputy Chief Executive Officer and a member of the Executive Board Committee of Swiss Re.  Kellenberger previously led the Northern Europe Reinsurance Sector, Special Lines Division and the European Division of Swiss Re.

Robert Mendelsohn.  Former group Chief Executive Officer for Royal & Sun Alliance.  He has also served as Chairman of the Council of Insurance Company Executives and as President and Chief Operating Officer of WR Berkley Corporation. Mendelsohn is also Director of the International Insurance Society.

Bob Scott.  Former group Chief Executive Officer of CGNU (today-AVIVA).  Prior to that, he was group Chief Executive Officer of General Accident. Scott serves as a member of several Boards of Directors, including the Royal Bank of Scotland Group plc, and Swiss Re. Scott also was Chairman of the Association of British Insurers in 2000-2001 and a board member the previous four years.

The advisory board will provide strategic guidance to the management team by reviewing corporate strategy and serving as a sounding board regarding the company’s business development and product and service offerings.

The creation of the International Advisory Board marks the latest example of Sapiens’ prominence in the insurance industry as an information technology innovator. For over two decades, Sapiens has provided leading companies with fast, effective rules-based software solutions for mission-critical operations.

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“I was very impressed with Sapiens’ genuine excitement and foresight in creating an international board of this caliber to broaden its industry knowledge,” said Rob White-Cooper, Chairman of the International Advisory Board.  “Building on its successful offerings, I believe this company has the potential to bridge the gap between what technology solutions insurance companies need for tomorrow and what they have today. I am honored to be leading this team.”

“The insurance market is constantly evolving. Sapiens sees the value of leveraging the leading minds from the insurance marketplace in order to better understand the industry’s real-world needs,” said Itzick Sharir, Chief Executive Officer of Sapiens International. “We are pleased to have access to a team of top global executives and plan to capitalize on their experience and network as we continue to successfully build leading-edge solutions and offer high level services for the insurance sector.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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FOR ADDITIONAL INFORMATION
Melissa Holton French/West/Vaughan Tel: 919-277-1154 E-mail: mholton@fwv-us.com	Jonathan Moav Sapiens International Tel: + 972 8 9382862 E-mail: Jonathan.m@Sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  October 5, 2004

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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